SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                               --------------


                                SCHEDULE 13D
                               (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                            (AMENDMENT NO. 6 )*
                                          ---

                         TRIGEN ENERGY CORPORATION
-----------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 895930105
    -------------------------------------------------------------------
                               (CUSIP Number)

                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                             NEW YORK, NY 10004
                         ATTN: JEFFREY BAGNER, ESQ.
                               (212) 859-8000

-----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              JANUARY 19, 2000
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 9 Pages)

--------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 895930105                          Page 2 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    SUEZ LYONNAISE DES EAUX

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    REPUBLIC OF FRANCE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           6,507,944**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         6,507,944**

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,507,944**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    52.7%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 895930105                          Page 3 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    ELYO S.A.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF, WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    REPUBLIC OF FRANCE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           6,507,944**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         6,507,944**

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,507,944**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    52.7%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 895930105                          Page 4 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    COFRETH AMERICAN CORPORATION        51-0262996

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF, WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    STATE OF DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           4,870,670

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         4,870,670

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,870,670

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.4%

14  TYPE OF REPORTING PERSON*

    CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 895930105                          Page 5 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    COMPAGNIE PARISIENNE DE CHAUFFAGE URBAIN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    REPUBLIC OF FRANCE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,637,274

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,637,274

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,637,274

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.3%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 895930105                          Page 6 of 9 Pages


----------------------

** The shares of common stock, par value $.01 per share (the "Common Stock"), of Trigen Energy Corporation (the "Company") covered by this item exclude 1,012,402 shares that are to be purchased by Elyo S.A. ("Elyo") pursuant to a letter agreement (the "Letter Agreement"), dated as of January 19, 2000 between Elyo and Thomas R. Casten and described in Item 5 of this Statement. Prior to consummation of the purchase, Elyo is not entitled to any rights as a stockholder of the Company with respect to the shares of Common Stock covered by the Letter Agreement. Once Elyo purchases the shares covered by the Letter Agreement, Elyo would have the sole right to vote and to dispose of such shares of the Company.

     This  Amendment  No. 6 amends and  supplements  the report on Schedule
13D, as amended (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of Trigen Energy Corporation, a Delaware corporation (the "Company"), previously filed by Suez Lyonnaise des Eaux, Elyo S.A. ("Elyo"), Cofreth American Corporation and Compagnie Parisienne de Chauffage Urbain. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


ITEM 4.   Purpose of the Transaction
          --------------------------

Item 4 is hereby amended and supplemented as follows:

     On January 19, 2000, Elyo entered into an Agreement and Plan of Merger, dated January 19, 2000 (the "Merger Agreement"), among Elyo, T Acquisition Corp. and the Company. Pursuant to the Merger Agreement, Elyo has agreed to acquire any and all of the outstanding Common Stock of the Company at a price of $23.50 per share, subject to certain terms and conditions set forth in the Merger Agreement. A copy of the Merger Agreement is attached as Exhibit 1 hereto, and is incorporated by reference herein.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

Paragraph (a) of Item 5 is amended and supplemented as follows:

     On January 19, 2000, Elyo entered into a letter agreement (the "Letter Agreement") with Thomas R. Casten pursuant to which Elyo agreed to purchase 1,012,402 shares of Common Stock owned by Mr. Casten. Pursuant to the terms of the Letter Agreement, the acquisition of these shares will be effected on the 31st calendar day following the filing of the Schedule TO by Elyo and certain of its affiliates in connection with the tender offer by T Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect, wholly owned subsidiary of Elyo, to purchase any and all of the outstanding shares of Common Stock. A copy of the Letter Agreement is filed as Exhibit 2 hereto and and is incorporated by reference herein.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -----------------------------------

Item 6 is amended and supplemented as follows:

     Concurrently with the execution of the Merger Agreement, Elyo entered into a Tender and Voting Agreement (the "Tender and Voting Agreement"), dated January 19, 2000, between Elyo, T Acquisition Corp. ("Purchaser") and George F. Keane, Charles E. Bayless and Bayless Family Trust (each a "Stockholder" and, collectively, the "Stockholders"), pursuant to which the Stockholders have agreed to (i) tender all of the shares of Common Stock beneficially owned by them (approximately 38,697 shares) pursuant to and in accordance with the terms of the Offer (as defined in the Merger Agreement described in Item 4 of this Statement) and (ii) appoint Elyo and Purchaser as attorney and proxy to vote all of the shares beneficially owned by the Stockholders in favor of the Merger Agreement and the transactions contemplated thereby. A copy of the Tender and Voting Agreement is filed as
Exhibit 3 hereto and is incorporated by reference herein.


ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

Exhibit Number           Title
--------------           -----

Exhibit 1 Agreement and Plan of Merger, dated as of January 19, 2000, among Elyo S.A., T Acquisition Corp. and Trigen Energy Corporation. Incorporated by reference to Exhibit 99.3 of the Company's current report on Form 8-K, dated January 24, 2000, SEC No. 1-13264.

Exhibit 2 Letter Agreement, dated as of January 19, 2000, between Elyo S.A. and Thomas R. Casten.
                         Incorporated by reference to Exhibit 99.4 of the Company's current report on Form 8-K, dated January 24, 2000, SEC No. 1-13264.

Exhibit 3 Tender and Voting Agreement, dated as of January 19, 2000, between Elyo S.A., T Acquisition Corp. and the Stockholders listed on Schedule A annexed thereto. Incorporated by reference to Exhibit 99.2 of the Company's current report on Form 8-K, dated January 24, 2000, SEC No. 1-13264.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 27, 2000            SUEZ LYONNAISE DES EAUX



                                    By:      /s/  Michel Bleitrach     *
                                         -------------------------------
                                             Name:   Michel Bleitrach
                                             Title:  Attorney-in-fact


                                    ELYO S.A.



                                    By:      /s/  Jean-Daniel Levy
                                         -------------------------------
                                             Name:   Jean-Daniel Levy
                                             Title:  Chief Executive Officer


                                    COFRETH AMERICAN CORPORATION



                                    By:      /s/  Olivier Degos        *
                                         -------------------------------
                                             Name:   Olivier Degos
                                             Title:  Attorney-in-fact


                                    COMPAGNIE PARISIENNE DE CHAUFFAGE URBAIN


                                    By:      /s/  Michel Caillard      *
                                         -------------------------------
                                             Name:   Michel Caillard
                                             Title:  Attorney-in-fact





    *See Powers of Attorneys filed as attachments to the Amendment No. 3 to the Schedule 13D, filed September 24, 1999, which are
                     incorporated by reference herein.